United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: salesforce.com, inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO SALESFORCE.COM INC.

The Shareholder Commons urges you to vote FOR Proposal 5 on the proxy, the shareholder proposal requesting the Board to convert salesforce.com, inc. (“Salesforce” or the “Company”) from a conventional corporation to a public benefit corporation (PBC).

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value towards a systems-first approach to investing that better serves investors and their beneficiaries.

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In the late ’90s, our CEO Marc Benioff wanted a break. He decided to take a sabbatical, so he rented a beach house in Hawaii (doesn’t get much more relaxing than that). On the islands, he connected with locals and learned about many of the Hawaiian’s [sic] traditions and customs, including the concept of Ohana. In Hawaiian culture, Ohana represents the idea that families — blood-related, adopted, or intentional — are bound together, and that family members are responsible for one another. When he created Salesforce in 1999, he made sure that “Ohana” was in the company’s foundations.

Today, the Salesforce community is a deep-seated support system we nurture inside our company. And, it doesn’t stop at our employees — it extends to our partners, customers, and members of the communities that we call home. We collaborate, take care of one another, have fun together, and work to leave the world a better place.

~ Salesforce website1

Marc Benioff, chief executive of the technology giant Salesforce, presents himself as an evangelist for stakeholder capitalism: the idea that companies must elevate the interests of workers, the environment and local communities alongside shareholders…

In late August, as Salesforce celebrated more than $5 billion in quarterly sales, Mr. Benioff proclaimed validation. “This is a victory for stakeholder capitalism,” he said in a television interview. The next day, in the midst of the pandemic, Salesforce informed 1,000 employees that their jobs were no longer needed.

~ The New York Times2

I am leaving Salesforce because of countless microaggressions and inequity. I have been gaslit, manipulated, bullied, neglected, and mostly unsupported … the entire time I've been here. Salesforce, for me, is not a safe place to come to work… It’s not a place of Equality for All…

I’m disappointed because this company sets an expectation that Equality is a value, that you stand with the black community… Words must be followed with action. And if they can’t be, there should be no words.

1 https://www.salesforce.com/blog/what-is-salesforce-ohana/

2 Peter S. Goodman, Stakeholder Capitalism Gets a Report Card. It’s Not Good., The New York Times (September 22, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

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~ resignation letter of Cynthia Perry, former Salesforce employee3

A clear-eyed look at the law of corporations in Delaware reveals that, within the limits of their discretion, directors must make stockholder welfare their sole end, and that other interests may be taken into consideration only as a means of promoting stockholder welfare.”

~ Former Chief Justice of the Delaware Supreme Court LeoStrine4

This last quote from the leading corporate law commentator of the twenty-first century explains the cognitive dissonance between the Salesforce philosophy of Ohana and the lived experience of its workers: conventional corporate law demands that any tension between community needs and financial return be resolved in favor of the latter.

Proposal 5 would allow the Company to walk its talk by converting to a PBC. The transformation would allow Salesforce to provide for the needs of its employees and other stakeholders, without surrendering to the confines of company-first shareholder primacy.

But under its current legal structure, Salesforce simply cannot authentically maintain a culture grounded in Ohana: all its efforts with respect to environmental and social impact are restricted by the legal mandate to grow its own profits and increase its own financial returns to shareholders, even at the expense of those shareholders’ broader portfolio value.

For 21st Century investors, this is a terrible trade. If the search for higher returns prevents Salesforce from internalizing the costs it imposes on society and the environment, that is bad for its workers, customers, and communities, bad for the planet, and bad for the Company’s own diversified shareholders, who rely on a stable climate and healthy economy to support their many investments and overall prosperity. As a PBC, Salesforce would be able to reprioritize its goals, and pursue profits solely within the planetary and societal boundaries necessary to preserve the critical systems that undergird the global economy.

We explain in more detail below.

Summary

Proposal

The Proposal requests the Board to take steps necessary to convert Salesforce to a PBC. A PBC operates just like a conventional corporation, except that it can make decisions that promote the interests of stakeholders, such as employees and communities, without having to justify those decisions based on increasing financial returns.

3 https://www.linkedin.com/feed/update/urn:li:activity:6763264995485728768/

4 Leo Strine, The Dangers of Denial: The Need for a Clear-Eyed Understanding of the Power and Accountability Structure Established by the Delaware General Corporation Law by Leo Strine :: SSRN

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If successful, the Proposal would require the Board to adopt an amendment to the Salesforce’s certificate of incorporation. The amendment would require the Company to balance three considerations:

1.	The shareholders’ financial interests;

2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits chosen by the Board and specified in the amendment.[5]

The amendment would then be presented to shareholders for a vote and, if approved, filed in Delaware. From that point forward, Salesforce would be operated as a PBC.

Management Misses the Point

As a conventional corporation, Salesforce is subject to a legal requirement that the Board privilege its own financial return to shareholders over all other concerns, including the value of those same shareholders’ diversified portfolios. The Proposal is intended to remove that requirement and instead require the Board to account for the Company’s impact on society and the environment—and by extension the economy—as well for financial return. This would allow Salesforce to authentically account for all its impacts, even if it meant deprioritizing internal financial returns in some cases. This broader perspective would protect diversified shareholders, who absorb the Company’s negative impacts through their other investments.

Conversion to a public benefit corporation has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware, the state in which Salesforce is incorporated. Chief Justice Strine has argued that conversion to PBC status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. … [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.6

Yet, in its opposition statement, Salesforce demonstrates that it has not even considered the gap between what it can do to address diversified shareholder and other stakeholder interests in its current, conventional corporate form and what it would be able to do as a PBC. It simply argues that it is already “Doing Well and Doing Good,” providing an untethered list of positive activities in which it engages, from charitable giving to a series of equality initiatives. While it is certainly a good thing that Salesforce has such programs, their existence does not address the central question the Proposal presents: Could Salesforce do more to protect vital social and environmental systems if it converted to a PBC? Could Salesforce authentically embody Ohana if it converted to a PBC? We answer below with a resounding “yes.”

5 8 Del. C. §365.

6 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

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Why You Should Support this Resolution

Many Salesforce shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. Indeed, its four largest shareholders, who collectively own more than 28% of the outstanding shares, are large asset managers who generally manage large, diversified pools of assets. The beneficiaries of these diversified portfolios rely on overall market performance far more than the success of any single company.

As a PBC, Salesforce will be able to account directly for the long-term risks created by corporate decisions that affect multiple stakeholders and the overall economy, something it cannot do now. This flexibility will allow the Company to protect these diversified investors by limiting activities that undermine the healthy systems necessary for a successful economy, even if such limits have not been justified based on its anticipated impact on the Company’s own long- or short-term rates of return.

Why the PBC structure is better for Salesforce shareholders

Conventional corporate law is interpreted to require corporations to prioritize the interests of their shareholders in financial returns from the company. As a leading Delaware law firm explained, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”7 This rule, called “shareholder primacy,” has been interpreted by the courts to require a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. But this company-first approach fails to recognize that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend. It is this approach that limits corporations like Salesforce from pursuing the level of sustainability required to preserve a healthy future, and the overall value of diversified portfolios. And it is this company-first shareholder primacy imperative that renders a corporate culture based on Ohana an impossible dream.

The Problem with Company-First Shareholder Primacy

The tension between company-first shareholder primacy and the needs of diversified investors is demonstrated by a recent study, which determined that publicly listed companies imposed impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.8 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate. This is especially true for a widely held company like Salesforce. Diversified shareholders are already paying a high price for noxious inequality. Gender and racial gaps created $2.9 trillion in losses to U.S. GDP in 2019,9 and racial disparities are projected to cost the U.S. economy $5 trillion over the next five years.10 This reduces the value of a diversified portfolio, which bears a linear relationship to GDP.

7 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

8 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

9 Shelby R. Buckman et al., The Economic Gains from Equity, Federal Reserve Bank of San Francisco (January 19, 2021), available at https://www.frbsf.org/our-district/files/economic-gains-from-equity.pdf.

10 Dana M. Peterson and Catherine L. Mann, Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S., Citi GPS (September 2020), available at http://citi.us/3olxWH0.

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As a conventional corporation, Salesforce is bound to participate in this shell game, making profits that optimize its long-term profitability even while engaging in activities that put the global economy at risk. To the extent that Salesforce’s role in ongoing inequality create economic costs that lower GDP, the value of shareholders’ portfolios is reduced. Thus, by requiring Salesforce to prioritize financial return to shareholders above all else, the fiduciary requirements of conventional corporation law threaten the Company’s own shareholders, the vast majority of whom are diversified.11 In other words, while Salesforce may increase its isolated return to shareholders by applying the company-first shareholder primacy model and neglecting the costs that its social and environmental impacts externalize, its diversified shareholders will ultimately pay these costs.

The PBC Form Creates Obligations that Protect Diversified Shareholders

In contrast to a conventional corporation, which must operate under the company-first shareholder primacy model, a PBC is expected to operate in a “responsible and sustainable manner,”12 and to consider the interests of stakeholders independently of their effect on financial return.

This new obligation would allow Salesforce to prioritize the interests of its diversified shareholders and other stakeholders, who can be affected by externalized costs. This change in focus would permit Salesforce, as a PBC, to reduce its negative impacts in a manner that is optimized for healthier systems and better financial returns for diversified shareholders, rather than optimizing for its own internal rate of return.

How the New Obligations Could Affect Salesforce

Discrimination and inequality not only harm employees and their families, but also degrade social systems and communities. According to the Economic Policy Institute, income inequality is slowing U.S. economic growth by reducing demand by 2-4%.13 Similarly, the Federal Reserve Bank of San Francisco determined that gender and racial gaps created $2.9 trillion in losses to U.S. GDP in 2019.14 Moreover, a recent report calculated that eliminating racial disparity would add $5 trillion to the U.S. economy over the next five years.15 This drag on GDP directly reduces the return on a diversified portfolio over the long term.16 As a conventional corporation, Salesforce limits its responses to systemic risks to those that require no financial sacrifice.

11 Indeed, as of December 31, 2020, Caterpillar’s top three holders of its shares were mutual fund companies with indexed or otherwise broadly diversified portfolios.

12 8 Del. C. §362.

13 Josh Bivens, Inequality is slowing U.S. economic growth: Faster wage growth for low- and middle-wage workers is the solution, Economic Policy Institute (December 12, 2017), available at https://www.epi.org/publication/secular-stagnation/.

14 Shelby R. Buckman et al., The Economic Gains from Equity, Federal Reserve Bank of San Francisco (January 19, 2021), available at https://www.frbsf.org/our-district/files/economic-gains-from-equity.pdf.

15 Dana M. Peterson and Catherine L. Mann, Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S., Citi GPS (September 2020), available at http://citi.us/3olxWH0.

16 Ibid n. 9.

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As Olivier Elamine, CEO of the German REIT Alstria, recently explained, companies must make trade-offs to adequately address systemic issues, in this case climate change:

If reaching the goals of the Paris Agreement was a good business opportunity, Elamine continues, it would be happening at a much faster pace already: “We need to acknowledge that somewhere along the line, it stops being about the business opportunity - that good business decisions alone won’t get us there - and we need to accept, collectively, that it will come at a cost. Only then will we be able to achieve it.”17

Elamine subsequently argued:

We believe not only that the question [of sacrificing individual company returns] should be asked, but this is the only question that matters. We understand the answer is difficult to come by, and the process might trigger conversations that one would rather avoid. We had those same conversations within alstria before we decided to pursue the idea. It is easier to assume that someone else, somewhere else, will make the call and that this will solve the problem. This is unfortunately not how it works. We have a responsibility as management to alert our shareholders on the fact that achieving the Paris Accord target will come at a cost, and, in the absence of political action (a proper carbon tax, for example) we have collectively the responsibility to agree on who, if anyone will and to what extend [sic] this cost will be borne. [emphasis added] 18

As a PBC, Salesforce would have the option to make decisions that are consistent with the decisions that must be made by any company with a significant workforce and global reach, even if the steps cannot be justified by the Board as necessarily optimizing the Company’s long-term financial return. For example, rather than laying off 1,000 workers in the midst of a global health and financial crisis, it could have decided to maintain its workforce during the global challenge of COVID-19—perhaps costing the Company $200,000,000 given its median salary of $154,000—and reducing its $4,000,0000,000 2021 profit by 5%.

17 Sophie Robinson-Tillett, The CEO’s perspective: ‘Surely it’s more responsible to tell the truth than to come up with Net Zero claims,’ Responsible Investor (March 29, 2021), available at https://www.responsible-investor.com/articles/the-ceo-s-perspective-surely-it-s-more-responsible-to-tell-the-truth-than-to-come-up-with-net-zero-claims.

18 Olivier Elamine, A CEO’s response to its proxy advice: why clinging to narrow ideas of fiduciary duty and risk/return is holding us back, Responsible Investor (May 18, 2021), available at https://www.responsible-investor.com/articles/a-ceo-s-response-to-its-proxy-advice-why-clinging-to-narrow-ideas-of-fiduciary-duty-and-risk-return-is-holding-us-back.

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More generally, as a PBC, Salesforce could take actions that reduce any number of externalities in order to embed Ohana in its business practices and improve local and global economies and returns to diversified shareholders even if the actions reduced its long-term internal rate of return. Such actions might involve following extra-legal guardrails mediated by shareholders, industry groups, or others. As a PBC, Salesforce would not be obligated to take these actions, but it would have the option to do so, expanding the range of choices available to the Board and management to authentically protect the broad interests of its diversified shareholders and other stakeholders.

Signing the BRT Statement alone does not address company-first shareholder primacy

Salesforce’s Commitment under the BRT Statement

In August 2019, the Company made a commitment to stakeholders by signing the Business Roundtable Statement on the Purpose of a Corporation (the BRT Statement).19 That commitment will remain an empty promise unless Salesforce becomes a PBC.

Specifically, the statement says, “While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders,” including customers, employees, suppliers, and the communities in which companies work. Were Salesforce able to authentically adhere to the BRT Statement, it could address some of the problems created by company-first shareholder primacy. However, as explained above, the legal rules that govern Salesforce have been authoritatively interpreted to require it to subordinate important stakeholder and diversified shareholder interests when they diverge from a narrow definition of shareholder interests linked entirely to internal financial returns.

As a conventional corporation, Salesforce cannot shake the specter of company-first shareholder primacy and the constant concern that any significant decision it makes must be consistent with optimizing its financial return. Thus, the BRT Statement accomplishes little, but it does leave Salesforce vulnerable to charges of hypocrisy and violation of trust, because it has publicly made a pledge that it cannot adhere to consistently when profits and systemic risks collide.

Conversion to a PBC would allow Salesforce to follow through on the BRT Statement, improve the lives of its stakeholders, and increase the long-term value of the portfolios of its diversified shareholders. It will be able to focus on the creation of real value for all stakeholders and reject profits that come from the exploitation of vulnerable populations and common resources. Indeed, because it will be able to give full weight to diversified shareholder and other stakeholder concerns, Salesforce will earn their trust and loyalty in a manner not available to companies that follow a company-first shareholder primacy model.20

19 https://system.businessroundtable.org/app/uploads/sites/5/2021/02/BRT-Statement-on-the-Purpose-of-a-Corporation-Feburary-2021-compressed.pdf

20 See Frederick Alexander, Benefit Corporation Law and Governance: Pursuing Profit with Purpose p. 48 (2018) (“The Paradox of the Value of Commitment: The Concession that Isn’t”).

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Reaction to the BRT Statement Confirms the Advisability of Converting to a PBC

The reaction to the BRT Statement’s issuance revealed a degree of skepticism that turned out to be well placed. One skeptical commentator noted that “For many of the BRT signatories, truly internalizing the meaning of their words would require rethinking their whole business.”21 Others noted the importance of the change, but also that it was meaningless without ending shareholder primacy:

Ensuring that our capitalist system is designed to create a shared and durable prosperity for all requires this culture shift. But it also requires corporations, and the investors who own them, to go beyond words and take action to upend the self-defeating doctrine of shareholder primacy.22

Still others viewed the entire exercise as a PR stunt, and one that ultimately could harm the very stakeholders the BRT Statement purported to support. “The statement is largely a rhetorical public relations move rather than the harbinger of meaningful change,” asserted a Harvard Law School article, noting that the incentives CEOs face had not changed, so neither would their behavior.23

Sadly, evidence of the false promise of the BRT Statement has begun to emerge. For example, Wharton management professor Tyler Wry compiled data on signatories’ behavior through the early stages of the COVID-19 pandemic to see if they were “living up to their word.” He found quite the reverse, as a recent article explains:

As COVID-19 spread in March and April, did signers give less of their capital to shareholders (via dividends and stock buybacks)? No. On average, signers actually paid out 20 percent more of their capital than similar companies that did not sign the statement. Then, as the coronavirus swept the country, did they lay off fewer workers? On the contrary, in the first four weeks of the crisis, Wry found, signers were almost 20 percent more prone to announce layoffs or furloughs. Signers were less likely to donate to relief efforts, less likely to offer customer discounts, and less likely to shift production to pandemic-related goods.24

Unlike the empty promise of the BRT Statement, PBC conversion represents a concrete step with real effect, as Justice Strine noted in the article quoted earlier in this document.

21 Andrew Winston, Is the Business Roundtable Statement Just Empty Rhetoric?, Harvard Business Review (August 30, 2019), available at https://hbr.org/2019/08/is-the-business-roundtable-statement-just-empty-rhetoric.

22 Jay Coan Gilbert, Andrew Kassoy, and Bart Houlahan, Don’t believe the Business Roundtable has changed until its CEOs’ actions match their words, Fast Company (August 22, 2019), available at https://www.fastcompany.com/90393303/dont-believe-the-business-roundtable-has-changed-until-its-ceos-actions-match-their-words.

23 Lucian Bebchuk and Roberto Tallarita, The Illusory Promise of Stakeholder Governance, Harvard Law School Forum on Corporate Governance (March 2, 2020), available at https://corpgov.law.harvard.edu/2020/03/02/the-illusory-promise-of-stakeholder-governance/.

24 Jerry Useem, Beware of Corporate Promises: When firms issue statements of support for social causes, they don’t always follow through, The Atlantic (August 6, 2020), available at https://www.theatlantic.com/ideas/archive/2020/08/companies-stand-solidarity-are-licensing-themselves-discriminate/614947/.

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Salesforce’s opposition statement

The Company’s opposition statement to the Proposal does not address the underlying question of whether converting to PBC status will benefit its shareholders.

Salesforce’s claim that its existing commitments and practices already address the proposal’s underlying objectives is misleading because it can only consider diversified shareholders and other stakeholders as part of a company-first analysis.

Salesforce’s claim that there is no need to become a PBC because it already focuses on the needs of all its stakeholders misses the critical difference between PBCs and conventional corporations. Any such consideration by a conventional corporation like Salesforce must be in service of financial return. In contrast, PBC directors can consider the ultimate effect of their decisions on stakeholders as ends in themselves.

Salesforce enumerates a number of areas where it believes that it promotes the interests of stakeholders. This proposal in no way suggests that these initiatives are insignificant, or that they do not produce real-world benefits. Rather, it recognizes the fact that Salesforce is limited in its pursuit of these initiatives by its obligation to prioritize financial return to shareholders above all else.

Salesforce’s claims that the PBC form is virtually unprecedented and presents uncertainties that could be detrimental to shareholders are false and ignore a growing trend.

The opposition statement implies that becoming a PBC is uncharted territory. In fact, scholars have tracked hundreds of privately held companies that have raised billions of dollars as PBCs,25 and the form is becoming increasingly popular in the public markets.

For example, Amalgamated Financial (AMAL) and Veeva Systems (VEEV) recently became PBCs after obtaining the vote of their shareholders. Novus Capital (NOVSU) was a publicly traded SPAC that converted to a PBC when it acquired an operating company, and now trades as AppHarvest (APPH). There have been six IPOs of PBCs: Laureate Education (LAUR), Vital Farms (VITL), Lemonade Insurance (LMND), Sustainable Development Acquisition I (SDACU), Coursera (COUR), and Zymergen (ZY). In early 2020, the shareholders of Avon Products, a conventional U.S.-based public corporation, received ADRs of Natura (NTCO), a Brazilian corporation with a fiduciary structure similar to a PBC. That transaction was approved by the Avon shareholders. In another example, Danone, the multinational food products corporation, which has ADRs that trade in the United States over the counter (DANOY), obtained the vote of its shareholders in April of 2020 to become the French equivalent of a PBC. Other significant PBCs include Allbirds, Guild Education, Danone North America, Beta Bionics, and Lung Biotechnology PBC (whose publicly traded parent corporation, United Therapeutics (UTC), has announced plans to become a PBC in the autumn of this year).

The proponent of this proposal, Change Finance, is itself a PBC.

25 Dorff, Michael B. and Hicks, James and Davidoff Solomon, Steven, The Future or Fancy? An Empirical Study of Public Benefit Corporations (February 4, 2020), Harvard Business Law Review, Forthcoming, European Corporate Governance Institute - Law Working Paper, 495/2020, Southwestern Law School Research Paper No. 2019/10, Available at SSRN: https://ssrn.com/abstract=3433772 or http://dx.doi.org/10.2139/ssrn.3433772.

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The PBC statute is extremely clear in providing directors with wider discretion than conventional corporation directors have. The absence of case law is no reason for Salesforce to surrender the opportunity to take a leadership position. Moreover, the change to the statute can actually protect companies when they account for systemic costs, which may reduce the risk of certain litigation.

Salesforce’s insistence that it has committed to “Doing Well and Doing Good” ignores the reality that it can do better by doing bad.

While Salesforce has numerous policies and programs aimed at its stakeholders, these exist within the confines of shareholder primacy. Its efforts are based on the premise that the status quo can serve the interests of stockholders and other stakeholders in equal measure. But stakeholders’ broad interests do not always align with increasing company financial return, and given Salesforce’s current corporate form, the Board is obligated to prioritize financial return if and when conflicts occur. Salesforce’s position relies upon the “doing well and doing good” trope, but does not acknowledge that companies also can “do better by doing bad” when they privatize the benefits of their activities and socialize the costs.

Conclusion

Please vote FOR Proposal 5

By voting FOR Proposal 5, shareholders can urge Salesforce to become a PBC, as hundreds of companies have already done. Becoming a PBC will permit Salesforce to better serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the PBC form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

Simply signing the BRT Statement is not sufficient to create the type of corporation that can authentically serve the needs of all stakeholders and prevent the dangerous implications of company-first shareholder primacy.

The Shareholder Commons urges you to vote FOR Proposal 5 on the proxy, the Shareholder Proposal requesting the Board to convert Salesforce to a Public Benefit Corporation at the salesforce.com, inc. Annual Meeting on June 10, 2021.

For questions regarding United Parcel Service Inc., Proposal 5 – submitted by Change Finance, PBC, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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